SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                       For the month of AUGUST , 2003.
                                       --------  ----

                             TUMI RESOURCES LIMITED
                   -------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
 ------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------              ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes               No     X
                         ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           (Registrant)

Date  August 29, 2003                      By  /s/ Nick DeMare
     --------------------                  -------------------------------------
                                           (Signature)



Nick DeMare, Director
---------------------------------------------------------------------
1 Print the name and title of the signing officer under his signature.

                                BC Form 51-901F

                                QUARTERLY REPORT

Incorporated as part of:                 X     Schedule A
                                      -------
                                         X     Schedules B & C
                                      -------
                                      (place x in appropriate category)

ISSUER DETAILS:
NAME OF ISSUER                        TUMI RESOURCES LIMITED
                                      ------------------------------------------

ISSUER ADDRESS                        #1305 - 1090 WEST GEORGIA STREET
                                      VANCOUVER, BC   V6E 3V7
                                      ------------------------------------------

ISSUER TELEPHONE NUMBER               (604) 685-9316
                                      ------------------------------------------

ISSUER FAX NUMBER                     (604) 683-1585
                                      ------------------------------------------

CONTACT PERSON                        MR. NICK DEMARE
                                      ------------------------------------------

CONTACT'S POSITION                    DIRECTOR
                                      ------------------------------------------

CONTACT'S TELEPHONE NUMBER            (604) 685-9316
                                      ------------------------------------------

CONTACT'S E-MAIL ADDRESS              ndemare@chasemgt.com
                                      ------------------------------------------

WEBSITE                               tumiresources.com
                                      ------------------------------------------

FOR QUARTER ENDED                     JUNE 30, 2003
                                      ------------------------------------------

DATE OF REPORT                        AUGUST 29, 2003
                                      ------------------------------------------

                                  CERTIFICATE
                                    -------

THE THREE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.


DAVID HENSTRIDGE             /s/ David Henstridge             03/08/29
--------------------------------------------------------------------------------
NAME OF DIRECTOR             SIGN (TYPED)            DATE SIGNED (YY/MM/DD)


NICK DEMARE                  /s/ Nick DeMare                  03/08/29
--------------------------------------------------------------------------------
NAME OF DIRECTOR             SIGN (TYPED)            DATE SIGNED (YY/MM/DD)

           (Signatures for this Form should be entered in TYPED form)

BC FORM 51-901F                                                       SCHEDULE A









--------------------------------------------------------------------------------



                             TUMI RESOURCES LIMITED

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            FOR THE SIX MONTHS ENDED
                                  JUNE 30, 2003

                      (Unaudited - Prepared by Management)

--------------------------------------------------------------------------------

BC FORM 51-901F                                                       SCHEDULE A

                             TUMI RESOURCES LIMITED
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (Unaudited - Prepared by Management)



                                                      June 30,     December 31,
                                                        2003           2002
                                                          $              $
                                                                     (Audited)

                                   A S S E T S

CURRENT ASSETS

Cash and cash equivalents                                 84,234        385,678
Amounts receivable and prepaids                          104,191         15,445
                                                    ------------   ------------
                                                         188,425        401,123
MINERAL PROPERTY COSTS (Note 3)                        1,142,058        632,983
                                                    ------------   ------------
                                                       1,330,483      1,034,106
                                                    ============   ============

                              L I A B I L I T I E S

CURRENT LIABILITIES

Accounts payable and accrued liabilities                  62,916         62,554
                                                    ------------   ------------

                      S H A R E H O L D E R S ' E Q U I T Y


SHARE CAPITAL (Note 4)                                 1,730,997      1,218,726

CONTRIBUTED SURPLUS                                       20,779         17,369

DEFICIT                                                 (484,209)      (264,543)
                                                    ------------   -------------
                                                       1,267,567        971,552
                                                    ------------   ------------
                                                       1,330,483      1,034,106
                                                    ============   ============


APPROVED BY THE DIRECTORS

/S/ David Henstridge        , Director
----------------------------

/S/ Nick DeMare             , Director
----------------------------


          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                             TUMI RESOURCES LIMITED
               INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                        FOR THE SIX MONTHS ENDED JUNE 30
                      (Unaudited - Prepared by Management)


                                                        Three Months Ended               Six Months Ended
                                                              June 30,                       June 30,
                                                    ---------------------------    ---------------------------
                                                        2003           2002            2003           2002
                                                          $              $               $              $
INCOME

Interest income                                              663           1,746           1,573         4,276
                                                    ------------   ------------    ------------   ------------
EXPENSES

Accounting and administration                             19,442         12,000          42,551         11,650
Audit                                                     11,472            337          11,472           612
Consulting                                                 1,500              -           5,308              -
Fiscal advisory fee                                            -              -          18,025              -
Foreign exchange                                           4,605          2,911           4,605          2,911
Investor relations                                         6,000              -          12,000              -
Legal                                                      3,644          1,550           7,534          3,938
Management fees                                            6,000              -          10,000          4,000
Office                                                     8,059          4,169          17,323          5,773
Regulatory                                                 3,730          8,875           8,618         11,968
Shareholder costs                                          3,262            375           6,162          1,312
Stock-based compensation                                   1,862              -           5,441              -
Transfer agent                                             3,146          1,830           5,099          2,884
Travel and related                                        27,935          1,758          67,101          1,758
                                                    ------------   ------------    ------------   ------------
                                                         100,657         33,805         221,239         46,806
                                                    ------------   ------------    ------------   ------------
NET LOSS FOR THE PERIOD                                  (99,994)       (32,059)       (219,666)       (42,530)
DEFICIT - BEGINNING OF PERIOD                           (384,215)       (21,257)       (264,543)       (10,786)
                                                    ------------   ------------    ------------   ------------
DEFICIT - END OF PERIOD                                 (484,209)       (53,316)       (484,209)       (53,316)
                                                    ============   ============    ============   ============

BASIC AND DILUTED LOSS
      PER COMMON SHARE                                    ($0.01)        ($0.01)         ($0.03)        ($0.01)
                                                    ============   ============    ============   ============
WEIGHTED AVERAGE NUMBER OF
      COMMON SHARES OUTSTANDING                        7,570,000      3,585,795       7,182,734      3,585,795
                                                    ============   ============    ============   ============


          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                             TUMI RESOURCES LIMITED
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                        FOR THE SIX MONTHS ENDED JUNE 30
                      (Unaudited - Prepared by Management)


                                                        Three Months Ended               Six Months Ended
                                                              June 30,                       June 30,
                                                    ---------------------------    ---------------------------
                                                        2003           2002            2003           2002
                                                          $              $               $              $
CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period                                  (99,994)       (32,059)       (219,666)       (42,530)
Adjustment for item not involving cash
   Stock-based compensation                                1,862              -           5,441              -
                                                    ------------   ------------    ------------   ------------
                                                         (98,132)       (32,059)       (214,225)       (42,530)
Decrease (increase) in amounts receivable
   and prepaids                                          (24,970)         8,712         (88,746)         6,956
Increase (decrease)in accounts payable
   and accrued liabilities                               (20,432)        11,060             362         15,069
                                                    ------------   ------------    ------------   ------------
                                                        (143,534)       (12,287)       (302,609)       (20,505)
                                                    ------------   ------------    ------------   ------------
INVESTING ACTIVITY

Expenditures on mineral properties                      (244,810)      (112,603)       (509,075)      (112,603)
                                                    ------------   ------------    ------------   ------------
FINANCING ACTIVITIES

Issuance of common shares                                      -        108,000         516,540        108,000
Share issue costs                                              -              -          (6,300)             -
                                                    ------------   ------------    ------------   ------------
                                                               -        108,000         510,240        108,000
                                                    ------------   ------------    ------------   ------------
DECREASE IN CASH AND CASH
   EQUIVALENTS - DURING THE PERIOD                      (388,344)       (16,890)       (301,444)       (25,108)

CASH AND CASH EQUIVALENTS
   - BEGINNING OF PERIOD                                 472,578        289,943         385,678        298,161
                                                    ------------   ------------    ------------   ------------
CASH AND CASH EQUIVALENTS
   - END OF PERIOD                                        84,234        273,053          84,234        273,053
                                                    ============   ============    ============   ============

CASH AND CASH EQUIVALENTS COMPRISED OF:

Cash                                                      84,234        116,995          84,234        116,995
Short-term deposit                                             -        156,058               -        156,058
                                                    ------------   ------------    ------------   ------------
                                                          84,234        273,053          84,234        273,053
                                                    ============   ============    ============   ============

SUPPLEMENTARY CASH FLOW INFORMATION

Non-cash financing activities

   Shares issued on exercise of options                        -              -           2,031              -
   Contributed surplus                                         -              -          (2,031)             -
                                                    ------------   ------------    ------------   ------------
                                                               -              -               -              -
                                                    ============   ============    ============   ============

During the six months ended June 30, 2003, no interest or income taxes were paid in cash


          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2003
                      (Unaudited - Prepared by Management)


1.   NATURE OF OPERATIONS

     The Company is in the process of exploring mineral properties located in Mexico and Peru. On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the mineral properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. Mineral property costs represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.


2.   ACCOUNTING POLICIES

     Basis of Presentation

     The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.


3.   MINERAL PROPERTY COSTS

                                  June 30, 2003                              December 31, 2002
                    ----------------------------------------    ----------------------------------------
                    Acquisition   Exploration                    Acquisition    Exploration
                       Costs      Expenditures      Total           Costs      Expenditures      Total
                         $             $              $               $             $              $

     Tinka                88,073         4,491        92,564          88,073         4,491        92,564
     Cinco Minas         211,688       668,305       879,993         196,818       180,167       376,985
     Gran Cabrera        169,501             -       169,501         163,434             -       163,434
                    ------------  ------------  ------------    ------------  ------------  ------------
                         469,262       672,796     1,142,058         448,325       184,658       632,983
                    ============  ============  ============    ============  ============  ============

BC FORM 51-901F                                                       SCHEDULE A

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2003
                      (Unaudited - Prepared by Management)


3.   MINERAL PROPERTY COSTS (continued)

     Exploration expenditures incurred during the six months ended June 30, 2003, are as follows:


                                           Tinka      Cinco Minas   Gran Cabrera
                                          Property       Claims        Claims         Total
                                        ------------  ------------  ------------   ------------
                                             $             $             $              $
     Balance, at December 31, 2002             4,491       180,167             -        184,658
                                        ------------  ------------  ------------   ------------
     Expenditures during the period
         Assays                                    -        43,352             -         43,352
         Camp costs                                -        23,036             -         23,036
         Communication                             -        12,295             -         12,295
         Consulting                                -        27,574             -         27,574
         Drilling                                  -       194,581             -        194,581
         Environmental                             -         6,440             -          6,440
         Geological                                -        38,349             -         38,349
         Site access                               -        32,898             -         32,898
         Supplies                                  -         8,821             -          8,821
         Topography                                -        23,851             -         23,851
         Travel                                    -        27,735             -         27,735
         Wages                                     -        49,206             -         49,206
                                        ------------  ------------  ------------   ------------
                                                   -       488,138             -        488,138
                                        ------------  ------------  ------------   ------------
     Balance, at June 30, 2003                 4,491       668,305             -        672,796
                                        ============  ============  ============   ============

     a)   Tinka, Peru

          On May 31, 2002, the Company entered into a letter of intent whereby the Company could earn a 100% interest, subject to a 1% NSR interest, in two mineral claims in Ica, Peru, in consideration of the issuance of 750,000 common shares (250,000 shares issued) of the Company over two years, payment of US$7,500 for past property taxes (paid) and payment of ongoing property holding costs, estimated at US$3,000 per annum and completion of a drill program. The Company may purchase the 1% NSR at any time for US$750,000.

          On February 19, 2003, the Company entered into an agreement (the "Tinka HOA") with Tinka Resources Ltd. ("Tinka Resources"), a publicly-traded company, the President of which is a director of the Company, whereby the Company granted a 70% interest in the option on the Tinka property. Under the Tinka HOA, Tinka Resources agreed to assume the Company's share issuance obligations through the issuances, over a three year period, of a total of 500,000 common shares of Tinka Resources and conducting exploration expenditures and making all property holding costs totalling US$2.5 million over a three year period.

BC FORM 51-901F                                                       SCHEDULE A

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2003
                      (Unaudited - Prepared by Management)


3.   MINERAL PROPERTY COSTS (continued)

     b)   Cinco Minas, Mexico

          By agreements dated July 6, 2002 and August 18, 2002, the Company could earn a 60% interest in mineral claims covering approximately 600 hectares, located in Jalisco, Mexico, in consideration of US$50,000 cash (paid), conducting exploration expenditures and making underlying property payments totalling US$2.5 million and issuing 1.1 million common shares (100,000 shares issued) of the Company over a three year period.

     c)   Gran Cabrera, Mexico

          On October 23, 2002, the Company entered into an agreement whereby the Company could earn a 60% interest in mineral claims covering approximately 3,950 hectares, located in Jalisco, Mexico, in consideration of making a US$45,500 payment for past property taxes
          (paid), conducting exploration expenditures totalling US$2.5 million and issuing 750,000 common shares (250,000 shares issued) of the Company over a three year period.


4.   SHARE CAPITAL

     Authorized:  100,000,000 common shares with no par value
     Issued:

                                           June 30, 2003                December 31, 2002
                                    ---------------------------    ---------------------------
                                       Shares         Amount          Shares         Amount
                                                        $                              $
     Balance, beginning of period      6,824,000      1,218,726       3,459,000        315,583
                                    ------------   ------------    ------------   ------------
     Issued during the period
        For private placement            528,000        475,200       2,450,000        663,000
        For mineral properties                 -              -         675,000        202,500
        For exercise of options          218,000         43,371         230,000         35,643
        For exercise of warrants               -              -          10,000          2,000
        Less share issue costs                 -         (6,300               -              -
                                    ------------   ------------    ------------   ------------
                                         746,000        518,571       3,365,000        903,143
                                    ------------   ------------    ------------   ------------
     Balance, end of period            7,570,000      1,730,997       6,824,000      1,218,726
                                    ============   ============    ============   ============

     a) During the six months ended June 30, 2003, the Company completed a private placement of 528,000 units, for $475,200. Each unit consisted of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share of the Company for a period of two years for the exercise price of $1.00 on or before March 4, 2004 and $1.15 on or before March 4, 2005. A finder's fee of $6,300 was paid on a portion of the private placement. Certain directors of the Company have purchased 278,000 units of the private placement.

BC FORM 51-901F                                                       SCHEDULE A

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2003
                      (Unaudited - Prepared by Management)


4.   SHARE CAPITAL (continued)

     b) The following table summarizes information about the stock options outstanding and exercisable at June 30, 2003:


          Exercise          Number            Number
           Price         Outstanding        Exercisable            Expiry Date
             $
            0.15            33,000            33,000               Jun. 21, 2005
            0.23           171,000           171,000               Jul. 15, 2005
            0.52           119,400            89,400               Dec. 05, 2005
            0.55           140,000           140,000               Dec. 19, 2005
            1.00           240,000           240,000               Jan. 14, 2006
                           -------           -------
                           703,400           673,400
                           =======           =======

     c)   The  following  table  summarizes   information   about  the  warrants
          outstanding and exercisable at June 30, 2003:


            Exercise                   Number
             Price                   Outstanding             Expiry Date
               $
              0.20                       590,000             May 27, 2004
          0.35 / 0.40                    700,000             Oct. 15, 2003/2004
          0.35 / 0.40                  1,150,000             Dec. 13, 2003/2004
              0.37                        81,000             Dec. 13, 2004
          1.00 / 1.15                    528,000             Mar. 04, 2004/2005
                                      ----------
                                       3,049,000

     d) As at June 30, 2003, 1,010,400 common shares are held in escrow and are released in equal semi- annual instalments of 252,600 shares ending May 27, 2005.

     e)   See also Note 7.


5.   RELATED PARTY TRANSACTION

     During the six months ended June 30, 2003, the Company paid a total of $38,600 for accounting, administration and management services provided by the President of the Company and a private corporation owned by a director of the Company.

     Other related party transactions are disclosed elsewhere in these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2003
                      (Unaudited - Prepared by Management)


6.   SEGMENTED INFORMATION

     a)   Segment assets:

                                                         June 30, 2003
                                   ----------------------------------------------------------
                                                    Peruvian        Mexican
                                                     Mineral        Mineral
                                     Corporate     Operations     Operations        Total
                                         $              $              $              $
          Current assets                103,037            658         84,730         188,425
          Mineral property costs              -         92,564      1,049,494       1,142,058
                                   ------------   ------------   ------------    ------------
                                        103,037         93,222      1,134,223       1,330,483
                                   ============   ============   ============    ============

     b)   Segment profits and loss:

                                              For the Six Months Ended June 30, 2003
                                   ----------------------------------------------------------
                                                    Peruvian        Mexican
                                                     Mineral        Mineral
                                     Corporate     Operations     Operations        Total
                                         $              $              $              $
          Loss for the period          (192,695)             -        (26,971)       (219,666)
                                   ============   ============   ============    ============


7.   SUBSEQUENT EVENTS

     Subsequent to June 30, 2003, the Company completed a private placement of 1,477,000 units at $0.40 per unit, for gross proceeds of $590,800. Each unit consisted of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company for a period of one year for the exercise price of $0.45 on or before February 19, 2004 and at $0.55 on or before August 19, 2004.

BC FORM 51-901F                                                       SCHEDULE B

                             TUMI RESOURCES LIMITED
                                QUARTERLY REPORT
                     FOR THE SIX MONTHS ENDED JUNE 30, 2003


1.(a)   GENERAL AND ADMINISTRATIVE
                                                                            $

        Accounting and administration                                    42,551
        Audit                                                            11,472
        Consulting                                                        5,308
        Fiscal advisory fee                                              18,025
        Foreign exchange                                                  4,605
        Investor relations                                               12,000
        Legal                                                             7,534
        Management fees                                                  10,000
        Office                                                           17,323
        Regulatory                                                        8,618
        Shareholder costs                                                 6,162
        Stock-based compensation                                          5,441
        Transfer agent                                                    5,099
        Travel and related                                               67,101
                                                                       --------
                                                                        221,239
                                                                       ========


1.(b)   MINERAL PROPERTY COSTS

                                               Tinka      Cinco Minas  Gran Cabrera
                                             Property       Claims        Claims          Total
                                           ------------  ------------  ------------   ------------
                                                $             $             $               $
        Balance, at beginning of period          92,564       376,985       163,434        632,983
                                           ------------  ------------  ------------   ------------
        Expenditures during the period
          Assays                                      -        43,352             -         43,352
          Camp costs                                  -        23,036             -         23,036
          Communication                               -        12,295             -         12,295
          Consulting                                  -        27,574             -         27,574
          Drilling                                    -       194,581             -        194,581
          Environmental                               -         6,440             -          6,440
          Geological                                  -        38,349             -         38,349
          Land payments and taxes                     -        14,870         6,067         20,937
          Site access                                 -        32,898             -         32,898
          Supplies                                    -         8,821             -          8,821
          Topography                                  -        23,851             -         23,851
          Travel                                      -        27,735             -         27,735
          Wages                                       -        49,206             -         49,206
                                           ------------  ------------  ------------   ------------
                                                      -       503,008         6,067        509,075
                                           ------------  ------------  ------------   ------------
        Balance, at end of period                92,564       879,993       169,501      1,142,058
                                           ============  ============  ============   ============

BC FORM 51-901F                                                       SCHEDULE B

                             TUMI RESOURCES LIMITED
                                QUARTERLY REPORT
                     FOR THE SIX MONTHS ENDED JUNE 30, 2003


2.(a)   RELATED PARTY TRANSACTION

        During the six months ended June 30, 2003, the Company:

        (i) paid a total of $38,600 for accounting, administration and management services provided by the President of the Company and a private corporation owned by a director of the Company; and

        (ii)   conducted a private  placement of 528,000 units in which officers
               and  directors  of  the  Company   purchased  278,000  units  for
               $250,200.


3.(a)   SECURITIES  ISSUED DURING THE SIX MONTHS ENDED JUNE 30, 2003

        Date          Type of      Type                                      Total       Type of
        of Issue      Security     of Issue            Number     Price    Proceeds  Consideration  Commission
        --------      --------     --------            ------     -----    --------  -------------  ----------
                                                          $         $

        Jan. 2003     Common       Exercise            110,000     0.15      16,500      Cash          N/A
                                   of Options

        Jan. 2003     Common       Exercise            108,000     0.23      24,840      Cash          N/A
                                   of Options

        Mar. 2003     Common       Private Placement   528,000     0.90     475,200      Cash          Nil

3.(b)   OPTIONS GRANTED DURING THE SIX MONTHS ENDED JUNE 30, 2003

        Date                   Number         Type                             Exercise
        Granted              of Shares       of Option            Name           Price        Expiry Date
        -------              ---------       ---------        ------------      -------       -----------
                                                                                   $

        Jan. 14, 2003           69,000        Director        D. Henstridge       1.00        Jan. 14, 2006
        Jan. 14, 2003           65,000        Director        N. DeMare           1.00        Jan. 14, 2006
        Jan. 14, 2003           35,000        Director        H. Lim              1.00        Jan. 14, 2006
        Jan. 14, 2003           20,000        Employee        M. Bermudez         1.00        Jan. 14, 2006
        Jan. 14, 2003           20,000        Employee        J. Abbinante        1.00        Jan. 14, 2006
        Jan. 14, 2003            7,000        Employee        L. Liu              1.00        Jan. 14, 2006
        Jan. 14, 2003            7,000        Employee        R. Wong             1.00        Jan. 14, 2006
        Jan. 14, 2003            7,000        Employee        A. Smith            1.00        Jan. 14, 2006
        Jan. 14, 2003            5,000        Employee        B. Moody            1.00        Jan. 14, 2006
        Jan. 14, 2003            5,000        Employee        J. Rowsell          1.00        Jan. 14, 2006
                             ---------
                               240,000
                             =========


4.(a)   AUTHORIZED AND ISSUED SHARE CAPITAL AS AT JUNE 30, 2003

                                                               Issued
                                  Authorized         --------------------------
        Class     Par Value         Number             Number          Amount
        -----     ---------      -----------         ---------       ----------
        Common       WPV         100,000,000         7,570,000       $1,730,997

BC FORM 51-901F                                                       SCHEDULE B

                             TUMI RESOURCES LIMITED
                                QUARTERLY REPORT
                     FOR THE SIX MONTHS ENDED JUNE 30, 2003


4.(b)   OPTIONS AND WARRANTS OUTSTANDING AS AT JUNE 30, 2003


                     Exercise Price
        Security         Number            Per Share           Expiry Date
        --------     --------------     --------------      --------------------

        Options           33,000             $0.15          June 21, 2005
        Options          171,000             $0.23          July 15, 2005
        Options          119,400             $0.52          Dec. 05,2005
        Options          140,000             $0.55          Dec. 19, 2005
        Options          240,000             $1.00          Jan. 14, 2006
                       ---------
                         703,400
                       =========

        Warrants         590,000             $0.20          May 27, 2004
        Warrants         700,000         $0.35 / $0.40      Oct. 15, 2003 / 2004
        Warrants       1,150,000         $0.35 / $0.40      Dec. 13, 2003 / 2004
        Warrants          81,000             $0.37          Dec. 13, 2004
        Warrants         528,000         $1.00 / $1.15      Mar. 04, 2004 / 2005
                       ---------
                       3,049,000
                       =========

4.(c)   SHARES IN ESCROW OR SUBJECT TO POOLING AS AT JUNE 30, 2003

        As of June 30, 2003, 1,010,400 common shares are subject to escrow restrictions.


5.(a)   LIST OF DIRECTORS AS AT JUNE 30, 2003

        Directors:
           David Henstridge
           Nick DeMare
           Harvey Lim

        Officers:
           David Henstridge, President, Chairman and Chief Executive Officer Mariana Bermudez, Corporate Secretary

BC FORM 51-901F                                                       SCHEDULE C

                             TUMI RESOURCES LIMITED
                                QUARTERLY REPORT
                     FOR THE SIX MONTHS ENDED JUNE 30, 2003



MANAGEMENT DISCUSSION AND ANALYSIS

Description of Business

Tumi Resources Limited (the "Company") is a junior mineral exploration company engaged in the acquisition and exploration of precious metals on mineral properties located in Mexico and Peru. The Company is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange under the symbol "TM.V" The Company is also registered with the U.S. Securities and Exchange Commission (the "SEC") as a foreign private issuer, under the Securities Act of 1934.

Property Updates

a)   Cinco Minas, Mexico

The objectives established by management at the outset of the Cinco Minas exploration program were achieved with the Phase 1 underground channel sampling and drill results confirming the open-pit potential of the Cinco Minas silver-gold vein system around the historic El Abra Mine. The Phase 1 program's objective was to drill test a number of potential sites containing ore grade mineralization along 5 km of the Cinco Minas epithermal vein and stockwork system. The program focused on determining early in the exploration program the open-pit potential at the historically prolific El Abra mine area, mined for high grade silver-gold ores by the founders of the Anaconda Mining Co. in the 1920's (1.08 million tonnes at 3.2 g/t gold and 476 g/t silver). Several completed drill holes were very encouraging. CMRC20 intercepted 18m grading 2.03 g/t Au and 316 g/t Ag including 4m grading 7.01 g/t Au and 1,099 g/t Ag and CMRC23 cut 14m grading 1.44 g/t Au and 221 g/t Ag.

On the basis of the recent drill hole results, El Abra may once again be economically mined but now as a low- cost open-pit operation. The immediate exploration target in the area of outcropping mineralization at El Abra is to identify about 2 million tonnes of ore allowing a scoping study to be undertaken on an open-pit mine project with a proposed initial mining rate of 1,000 tonnes/day. Additional tonnages of well oxidized gold and silver mineralization will be explored as an integral part of the Company's ongoing exploration and development program.

Management believes that the results of the Phase I program on the Cinco Minas Property justifies a follow-up Phase II program.. The Company has just completed a financing to raise gross proceeds of approximately $590,800. The Phase II program will be comprised of the following:

1. Metallurgical Test Work: The Company will commission bulk testing of Cinco Minas ore for updated ----------------------- leach tests to add to the existing historical data and determine if the El Abra ore is amenable to heap leach or whether a vat leach process is the preferred method of metal extraction. Based on historical metallurgical tests done at the request of the property owners, it is probable that both low-cost heap leaching methods and milling with agitation leaching and recovery using well established zinc precipitation units (Merrill-Crowe process) will be used. Two representative bulk channel samples, from accessible areas of the old workings, will be collected and subjected to column leach studies and bottle roll tests.

2. Further Drilling: To date, the drilling around El Abra has outlined approximately 1 million tonnes of silver-gold mineralization to a depth of about 100m below surface. In order to commence a scoping study for a project at a mining rate of 1,000 tonnes per day, the resource size needs to be doubled. Therefore it is recommended :

BC FORM 51-901F                                                       SCHEDULE C

                             TUMI RESOURCES LIMITED
                                QUARTERLY REPORT
                     FOR THE SIX MONTHS ENDED JUNE 30, 2003


MANAGEMENT DISCUSSION AND ANALYSIS (continued)
---------------------------------------------

     (a) Undertake a sampling program of the vein above road level at El Abra estimated to contain about 250,000 to 300,000 tonnes of rock with no stripping ratio. It will require construction of a road or ramp access above and behind the vein and holes drilled from the footwall towards the hangingwall of the vein. As old workings extend up into this mass of rock, it must be sampled. Channel sampling of the top of the outcrop is included as part of the program.

     (b) Drill holes from 500W (the last westerly drill line at the historic El Abra mine) to San Pedro at 800W are also being programmed. Several holes on 300W are also required to delimit the vein to the SE of El Abra.

3. Structural Interpretation: As an understanding of the structural setting of mineralization outside of the 860m wide historic El Abra mine area may well lead to the discovery of previously unknown high grade silver-gold ore shoots, detailed geological and structural mapping will be undertaken in and around the large number of silver-gold showings and workings distributed SE along the 5km long Cinco Minas vein and stockwork system.

4. Scoping Study: Appoint an independent engineer to undertake a scoping study.

To date the Company has incurred sufficient expenditures to meet its first anniversary commitment. To earn its 60% interest in the Cinco Minas Property, the Company must fund project related expenditures totalling US $2.5 million by July 6, 2005.

b)   Gran Cabrera, Mexico

The Company is focusing its resources on the exploration of the Cinco Minas Property and, as a result, has not committed any funds to conduct exploration on the Gran Cabrera Properties. Management anticipated that it may conduct a US $100,000 geological and sampling program towards the latter part of fiscal 2003. However, any decision will be dependent on the results at the Cinco Minas Property and adequate financial resources. The company is required to incur a minimum of US $325,000 by October 23, 2005, of which US $75,000 is required to be incurred by October 23, 2003. If the Company is unable to spend the first year commitment it will be required to renegotiate the Gran Cabrera HOA or risk losing the option.

c) Tinka Property, Peru

On February 19, 2003, the Company entered into a heads of agreement (the "Tinka HOA") with Tinka Resources Ltd. ("Tinka Resources"), a publicly-traded company, of which certain of its directors and officers are also directors of the Company, whereby the Company, has granted a 70% interest in the option on the Tinka property. Under the option, Tinka Resources has agreed to assume the Company's share issuance obligations through the issuances of a total of 500,000 common shares of Tinka Resources over three years. Tinka Resources must also fund a total of US$2.5 million in exploration expenditures, including underlying option payments and government taxes, over a three year period.

Operations and Liquidity

During the six months ended June 30, 2003, the Company reported a loss of $219,666, an increase of $177,136 compared to a loss of $42,530 in 2002. General and administrative expenses of $221,239 was reported in 2003, an

BC FORM 51-901F                                                       SCHEDULE C

                             TUMI RESOURCES LIMITED
                                QUARTERLY REPORT
                     FOR THE SIX MONTHS ENDED JUNE 30, 2003


MANAGEMENT DISCUSSION AND ANALYSIS (continued)
---------------------------------------------

increase of $174,433 from $46,806 in 2002. Accounting and administrative expenses increased by $30,901, from $11,650 in 2002 to $42,551 in 2003 due to increased levels of operations and activity in 2003 in the head office and Mexico office. Audit and legal fees increased substantially due mainly to the preparation of the Form 20F registration form. Consulting fees, office expenses and travel expenses increased due to costs associated with increasing the Company's market awareness and corporate development. During 2003 the Company paid $12,000 to an investor relations consultant and $18,025 to Canaccord Capital Corp. for fiscal advisory services. In addition, the Company recorded a non-cash charge of $5,441 attributed to the vesting of stock options previously granted to the consultant.

During 2003, the Company spent $509,240 on concession payments and exploration expenditures to complete the Phase I sampling and drilling program on the Cinco Minas Project in Mexico.

During 2003, the Company raised $510,240 cash from the issuance of common shares from a private placement and options exercised. As at June 30, 2003, the Company had a working capital of $125,509. Subsequent to June 30, 2003, the Company completed a private placement of 1,477,000 units to raise gross proceeds of $590,800. Although management have not finalized the budget for the Phase II exploration program to be conducted at the Cinco Minas Property, it expects to have sufficient funds to complete this phase.

Investor Relations

The Company provides information packages to investors; the package consists of materials filed with regulatory authorities. The Company updates its web site (www.tumiresources.com) on a continuous basis. Effective December 1, 2002, the Company retained Mr. Nick Nicolaas to provide market awareness and investor relations activities. Mr. Nicolaas is paid a monthly fee of $2,000 and may be cancelled by either party on 15 days notice. During the six months ended June 30, 2003, the Company paid $12,000 to Mr. Nicolaas.

Representatives of the Company attended investor conferences in Toronto in March and in Las Vegas and Chicago in April. The Company will be attending the Gold and Silver Shows this fall and in the spring of 2004.